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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES SECOND MEASUREMENT PERIOD
UNDER ITS TENDER OFFER PROGRAM

NEW YORK, NY, June 29, 2017 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) announced the second measurement period under its tender offer program that was previously announced in July 2016 (the “tender offer program”) in connection with other discount mitigation measures.  Under the tender offer program, the Fund will conduct two separate 12-week measurement periods during 2017.  If the Fund’s common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund will conduct a tender offer for at least 8% of its outstanding shares of common stock at a price equal to 98% of the Fund’s NAV determined on the day the tender offer expires.  The Fund’s Board of Directors (the “Board”) has determined that the second of the two measurement periods under the tender offer program will commence on Monday, July 10, 2017 and end on Monday, October 2, 2017 (the “Second Measurement Period”).

The Board will determine the maximum size of its tender offer should the Fund’s common stock trade at an average daily discount to NAV during the Second Measurement Period of greater than 10%.  In determining the maximum size of any tender offers under the tender offer program, the Board may consider, among other things, the then-current market conditions and outlook for the Fund, the size of the average daily discount during the Second Measurement Period, the potential impact of a tender offer at different levels on the Fund’s expense ratio, the potential tax consequences of the tender offer on the Fund and non-tendering common stockholders and the potential impact on the Fund as a whole.  By maintaining discretion over the maximum size of the tender offers, the Board can more appropriately exercise its fiduciary duties and consider the best interests of the Fund and its stockholders in light of the then-current market conditions.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not commenced the tender offer described in this release.  Any tender offer under the tender offer program would be conducted only if the conditions described above are met and would be made only by an offer to purchase, a related letter of transmittal and other documents which would be filed with the Securities and Exchange Commission (the “SEC”) as exhibits to a tender offer statement on Schedule TO and would be available free of charge at the SEC’s website at www.sec.gov.  Stockholders should read any offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they would contain important information about the tender offer.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide. With offices in 19 countries, Neuberger Berman’s team is approximately 1,900 professionals, as of May 1, 2017. The company was named the #1 firm in Pensions & Investments 2016 Best Places to Work in Money Management survey (among those with 1,000 employees or more). Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking. It manages $267 billion in client assets as of March 31, 2017. For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.